Contact

www.linkedin.com/in/mike-butters-b0b90478 (LinkedIn)

Top Skills

Biotechnology

Research

Molecular Biology

Mike Butters

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Seattle, Washington, United States

Experience

Butters Consulting
Technical Consultant
August 2015 - Present (10 years 2 months)

Technical consultant to Nativis, Inc., Seattle

Co Founder, Board of Directors, Nativis

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